Kenmar Securities, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Financial Statements and Supporting Schedules
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2020

KENMAR SECURITIES, LLC

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69482

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kenmar Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, Suite 3200
_____
(No. and Street)

New York,   NY   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Cox   (212) 596-3480
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
_____
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165   Northridge,   CA   91324
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Robert Cox _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenmar Securities, LLC _____, as of ~~December 31~~ February 22 , ~~20 20~~ 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____ _____
                                                                      Signature

                                                                         CCO
                                                                        Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _____
County of _____
Subscribed and sworn to (or affirmed) before me on this _____ day of _____,
_____ by

_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kenmar Securities, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 18, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

KENMAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	399,934
Accounts receivable		5,499
Prepaid expenses		1,504
Total assets	$	406,937

LIABILITIES & MEMBER'S EQUITY

Accounts payable	$	341,372
Accounts payable related party		2,247
Accrued expenses		13,226
Total liabilities		356,845
Member's equity		50,092
Total liabilities and member's equity	$	406,937

KENMAR SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Sales commissions and introductory fees	$	947,761
Reimbursement of expenses		34,765
Total revenues		982,526
EXPENSES		
Commissions		783,691
Regulatory and license fees		47,381
Professional fees		19,563
Other		40,715
Total expenses		891,350
NET INCOME	$	91,176

KENMAR SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

		Member's Equity
Balance at December 31, 2019	$	9,416
Net income		91,176
Member's contributions		50,000
Member's withdrawals		(100,500)
Balance at December 31, 2020	$	50,092

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from (for) operating activities:		
Net income	$	91,176
Adjustments to reconcile net income to		
net cash from operating activities:		
Changes in assets and liabilities:		
Increase in prepaid expenses		(863)
Increase in receivables		(5,499)
Increase in accounts payable		342,551
Increase in accrued expenses		2,181
Net cash from operating activities		338,370
Cash flows (for) financing activities		
Member distributions		(100,500)
Member contributions		50,000
Net cash for financing activities		(50,500)
Net increase in cash		379,046
Cash, beginning of year		20,888
Cash, end of year	$	399,934

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	0
Income taxes	$	0

Note 1.   GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A.   General

Kenmar Securities, LLC (the "Company") is a Delaware limited liability company, and the sole Member of the Company is Kenmar Olympia, LLC ("KOL") or Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies and introducing and referring investors to affiliated and unaffiliated managers and other private placements. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B.   Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board Accounting Standards Codification ("The Codification") is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C.   Cash

The Company maintains its cash with City National Bank. In the event of the financial institution's insolvency, the Company's recovery of the cash balance on deposit may be limited to account insurance or other protection afforded such deposits. The current protection limit offered by the FDIC is $250,000 per depositor per insured bank and any excess amount on deposit over $250,000 is not covered by account insurance. Management selects financial institutions that in the view of management are financially stable.

D.   Revenue Recognition

Sales commissions and fee revenues are recognized as income when earned in accordance with the terms of the applicable agreement, and the Company's associated performance obligations are completed, and collection is probable.

E.   Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records its shared expenses monthly as billed.

F.   Income Taxes

The Company, as an LLC, is a disregarded entity for tax purposes, pursuant to which the Company does not pay U.S. corporate or state income tax on its taxable income. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax

positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the

Note 1.   GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F.   Income Taxes (continued)

course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2020. The 2016 through 2019 tax years generally remain subject to examination by U.S. Federal and most state tax authorities.

G.   Allocation of Net Income and Loss

The Company's net income or loss is reported in the tax returns of the sole Member of the Company.

Note 2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also requires that the Company maintain minimum net capital of $5,000. At December 31, 2020, the Company had net capital of $43,089 which was in excess of its required net capital by $19,300. The Company's ratio of aggregate indebtedness to net capital was 8.28 to 1.

Note 3   RELATED PARTY TRANSACTIONS

The Company has a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KOL. Under the terms of such Expense Agreement, KOL agreed to make available to the Company Support Services and Support Personnel (as defined in the agreement). KOL pays the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel (including the Chief Compliance Officer of the Company), rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commission paid to an officer of the Company amounted to $0 for the year ended December 31, 2020. The Company has an amount receivable from registered representatives of $5,499 at December 31, 2020. The Company also has an amount payable to KOL of $2,247 and no specific terms apply to payments of amounts due to KOL; however such amounts are settled periodically. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4.   FAIR VALUE

The Company accounts for its holdings at fair value. Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs

for an asset or liability (Level 3). The Company did not hold nor acquired assets that required fair value during the year ending December 31, 2020.

Note 5.   INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6.   RECENTLY ISSUED ACCOUNTNG PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

As discussed in Note 1, the Company shares office space with its Parent covered under the terms of an expense sharing agreement. This agreement is not subject to ASC 842 and does not have an effect on the Company's financial statements for the year ending December 31, 2020.

Note 7.   COVID-19 IMPACT

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 8.   COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended .

Note 9.   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SCHEDULE I - COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Total member's capital	$	50,092
Deduct items not allowable for net capital		
Receivable from registered representatives		(5,499)
Prepaid assets		(1,504)
Net capital	$	43,089
Minimum net capital required – 6 2/3% of aggregate indebtedness	$	23,789
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	43,089
Minimum net capital requirement		23,789
Excess net capital	$	19,300
Total aggregate indebtedness	$	356,845
Ratio of aggregate indebtedness to net capital		8.2816 to 1

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and required net capital stated above and Kenmar Securities, LLC's computation of net capital and required net capital from the December 31, 2020 most recently filed Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE SEC 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE SEC 15c3-3

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placement of securities and consulting services. Accordingly, the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4: (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Kenmar Securities, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placements of securities and consulting services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Kenmar Securities, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. Kenmar Securities, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kenmar Securities, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Kenmar Securities, LLC.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 18, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Kenmar Securities, LLC
Exemption Report

Kenmar Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placements of securities and consulting services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(3) The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

Kenmar Securities, LLC

I, Robert C. Cox, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Robert C. Cox*
Robert C. Cox
Chief Compliance Officer

Kenmar Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kenmar Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Kenmar Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Kenmar Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the most recently filed Form SIPC-7 for the year ended December 31, 2020, with respective cash disbursement record entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kenmar Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kenmar Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 18, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Kenmar Securities, LLC

Schedule of Securities Investor Protection Corporation

SIPC-7 Assessments and Payments

For the Year Ended December 31, 2020

		Amount
Total assessment	$	1,421.64
SIPC-6 general assessment Payment made on August 7, 2020		(49.50)
Less prior overpayment applied		(0)
SIPC-7 general assessment Payment made on January 27 , 2021		(1,372.14)
Total assessment balance (overpayment carried forward)	$	0